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                             February 2, 2024

       Bradford D. Dahms
       President and Chief Financial Officer
       Theseus Pharmaceuticals, Inc.
       314 Main Street
       Cambridge, MA 02142

                                                        Re: Theseus
Pharmaceuticals, Inc.
                                                            Schedule 14D-9/A
Filed January 30, 2024
                                                            File No. 005-92944

       Dear Bradford D. Dahms:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your Schedule 14D-9, as amended, unless otherwise indicated.

       Schedule 14D-9/A Filed January 30, 2024

       The Solicitation or Recommendation, page 12

   1. We reissue in part prior comment 2 in our letter dated January 22, 2024. While you have clarified that the
Company decided to pursue strategic alternatives other than a reverse merger transaction in
early November 2023, please specify the "changes in market
                                                        conditions" that led to
this change in strategy.
   2. We reissue prior comment 6 in our letter dated January 22, 2024. Please revise the section entitled 'Theseus
Management Dissolution Analysis' to summarize the material
                                                        assumptions and
limitations of management's dissolution analysis, including but not limited to: (i) why
management assumed that 70% of the available cash would be
                                                        disbursed to
stockholders at the commencement of the dissolution process, (ii) how management considered
several uncertain factors (such as those described on page 23 of the Schedule 14D-9) in
assuming that 75% of the remaining portion of cash would be
                                                        available for later
distribution, and (iii) how management calculated the 5.0% discount rate.
 Bradford D. Dahms
Theseus Pharmaceuticals, Inc.
February 2, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameBradford D. Dahms                         Sincerely,
Comapany NameTheseus Pharmaceuticals, Inc.
                                                            Division of
Corporation Finance
February 2, 2024 Page 2                                     Office of Mergers &
Acquisitions
FirstName LastName